:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-22009

CUSIP NUMBER

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: January 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:_______________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

NeoMagic Corporation
Full Name of Registrant

n/a
Former Name if Applicable

2372-A Qume Drive
Address of Principal Executive Office (Street and Number)

San Jose, CA 95131
City, State and Zip Code

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

NeoMagic Corporation (the “Registrant”) requires additional time to complete the review and processing of its Annual Report on Form 10-K for its fiscal period ended January 31, 2010. The Registrant could not file its Form 10-K by May 3, 2010, because the Registrant was unable to finish compiling certain financial and narrative information in order to complete its Form 10-K by the initial filing date without unreasonable effort or expense. The Registrant expects to file its completed Annual Report on Form 10-K on or before May 17, 2010.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Syed Zaidi	(408)	428-9725
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).       ☒   Yes      ☐   No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☒ Yes    ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NeoMagic Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 3, 2010	By:	/s/ Syed Zaidi
		Name:	SYED ZAIDI
		Title:	President and Chief Executive Officer

Attachment A

All percentages and amounts described below are estimates as of the date of the filing of the attached Form 12b-25. We anticipate significant changes in the results of operations for the year ended January 31, 2010 compared to the corresponding period in 2009. We currently estimate that for the year ended January 31, 2010, we will report a net income of $1.0 million. This compares to a net loss of $7.9 million for the corresponding period of the prior year. The anticipated increase in net income over the prior fiscal year is primarily attributable to (1) an increase in a gain on debt forgiveness of $2.3 million, and (2) a decrease in operating expense of approximately $3.2 million, which resulted from the settlement of outstanding liabilities and a reduction in compensation expense. The foregoing estimates of our results of operations for the year ended January 31, 2010 and the corresponding period in 2009 are subject to change pending the completion by Stonefield Josephson Inc., our independent auditors, of their audit of our financial statements for the year ended January 31, 2010.